Exhibit 99.1

Investor Presentation Green Bond October 2018

SEK’s mission and vision SEK’s mission is to ensure access to sustainable financial solutions for the Swedish export industry on commercial terms. SEK’s vision is to strengthen the competitiveness of Swedish exporters and help create employment and sustainable growth in Sweden. 100% owned by the Swedish government 2

Economy of Sweden Public debt to GDP Rating AAA/Aaa/Aaa GDP growth Q2 2018 (QoQ/YoY) 0.8% / 2.5% GDP growth 2017 2.4% GDP 2017 USD 538bn* GDP per capita 2017 USD 53 450* 5 year CDS spreads Unemployment Aug 2018 6.6%** CPI / CPIF*** Aug 2018 (YoY) 2.0% / 2.2% Repo Rate Aug 2018 -0.50% *USD/SEK average 2017, 8.55 ** seasonally adjusted, % of labour force *** CPIF = CPI with fixed mortgage rates 3 Source: SCB, IMF, Macrobond, Bloomberg

Swedish export diversified – large part of GDP and well Export and Share of GDP % import Key export goods 55 50 Materials 18% Machinery 16% 45 Auto 15% Consumer goods 14% 40 IT & telecom 11% 35 Pulp & paper 10% Energy 7% 30 Health care 6% 25 Construction 3% Export Import Source: SCB As of December 31, 2017 4

Well-known Swedish exporters

ABB
Acne
AstraZeneca
Atlas Copco
Electrolux
ERICSSON
H&M
IKEA
Klarna
metro
MOJANG
NCC
preem
SAAB TECHNOLOGIES
SAAB
SANDVIK
SCA Care of Life
SCANIA
SKANSKA
SKF
skype
Spotify
SSAB
Telia
PROTECTS Tetra Pak WHAT'S GOOD
VATTENFALL
VOLVO

SEK
5

The Swedish Export Credit System EKN guarantees Exporter negotiates with buyer Bank arranges SEK finances 6

Ratings "...there is an extremely high likelihood of timely support to SEK from the Swedish government..." "SEK's capital ratios reflect its high-quality loan book and associated guarantees, highly rated exposures in its liquidity portfolio, and superior capital base." "SEK is an important pillar of Swedish exporters' success and it has strong relationships with Sweden's largest and most creditworthy corporations." October 2, 2017 AA+ (stable) "SEK's senior debt instruments continue to benefit from high government support given its strong linkages with the sovereign due to both its government ownership, as well as the special mandate the bank has to promote Swedish exports and manage the CIRR system." Aa1 (stable) "Adequate Capital and Stronger-Than-Peers Leverage” "This [leverage ratio] places SEK in a stronger position compared to Nordic public sector peers..." January 16, 2018 7

Funding and liquidity: No refinancing risk USD bn 45 40 35 30 25 20 15 10 5 0 8 As of June 30, 2018 Loan facility with the Swedish National Debt Office Borrowing total, including shareholder's funds Lending with first possible pre-payment, including the CIRR-system

Credit portfolio • Demand for financing from the Swedish export industry increased dramatically during the financial crisis The Swedish government heavily increased SEK´s lending capacity the financial crisis • during • SEK secured access to financing for the Swedish exporters New credits accepted USD bn 20 15 10 5 0 2007 2008 2009 2010 2011 2012 20132014 2015 2016 2017 2018 Q2 9 As of June 30, 2018

Counterparty exposures risk mitigation & • • • • • Export credit agency guarantees Bank guarantees Credit derivatives Collateral agreements Insurance company guarantees 80% 70% 60% 50% Gross exposure 40% 30% Net exposure 20% 10% 0% Corporates Financial institutions including covered bonds Sovereigns including local governments 10 As of June 30, 2018

Liquidity portfolio Investment profile • • • Average duration of new investments: 5 months Maximum maturity: Generally 18 months, with some exceptions Minimum rating: Generally A-, with some exceptions 100% 90% 80% 70% 60% 50% 40% 30% 20% 10% 0% M  1 year 1 year < M  3 years M > 3 years 11 As of June 30, 2018 30 Jun 2018 31 Dec 2017

Funding: Flexible and diversified New funding by region, as of June 30, 2018 (2017, whole year) • Multiple funding programmes in all major currencies Funding in local currencies Responsive to investor needs An experienced benchmark issuer Japan 9.8% (44.4%) • • • North America 32.2% (20.6%) Europe excl. Nordic countries 37.2% (16.1%) Non-Japan Asia 13.6% (12.4%) Nordic countries 1.5% (2.8%) Middle East/Africa 2.4% (2.5%) Latin America 3.3% (0.9%) Oceania 0.0% (0.2%) Risk Management policy New funding by structure, as of June 30, 2018 (2017, whole year) • • • No currency risk Very limited interest rate risk All structured notes are hedged Plain Vanilla 86.3% (59.4%) Equity linked 12.4% (31.5%) FX linked 0.0% (8.7%) Commodity linked 1.3% (0.4%) PRDC 0.0% (0.1%) 12 As of June 30, 2018

• I natn-1 awardsit 2017 WINNER Issuer of the Year \\'!::. Best Uridashi Issuer E WINNER SSA Issuer of the Decade ) SEK. 13 2018 SEK

About SEK Owner: Mission: Swedish government, 100% To ensure access to sustainable financial solutions for the Swedish export industry on commercial terms Financing of export credits Primary task: Credit rating: Established: S&P: AA+ /Stable/A-1+ 1962 Moody’s: Aa1/Stable/P-1 Financial information at June 30, 2018 Total assets Lending Common Equity Tier 1 capital ratio After-tax return on equity USD 32.7 bn USD 23.5 bn 20.2% 3.5% 14 As of June 30, 2018

SEK sustainability framework • • • Owner instruction Sustainability reporting Sustainability targets and strategies • • OECD Common Approaches OECD Convention on Combating Bribery • Equator Principles • IFC Performance Standards • • UN Global Compact UN Guidelines on Business and Human Rights 15

SEK Green Bond Framework • Green Bond Principles compliant • Second opinion by CICERO • Eligible Projects • CO2 reduction measured on an aggregated level • Audited Allocation of Proceeds • Homepage and Annual newsletter 16

SEK Green Bond Framework Second opinion “SEK bases its management of green projects on broad and well established guidelines like IFC’s Performance Standards on Environmental and Social Sustainability, IFC’s Environmental, Health and Safety General Guidelines and OECD’s “Common Approach” to environmental and social risks of projects. Furthermore, SEK employs the “International Financial Institution Framework for Harmonised Approach to Greenhouse Gas Accounting” for their CO2 impact assessment. Finally, SEK will establish a dedicated website which will allow for transparent reporting on all important aspects of the green bond program. Overall, we therefore find that SEK’s green bond framework has a very high probability of securing projects that support a low carbon and climate friendly future.” 17

SEK Green Bond Framework Use of Proceeds and Process for Project Evaluation and Selection • No fossil fuel projects are eligible. • The Eligible Projects are selected through the best of SEK’s capabilities, and are selected in two phases: 1. SEK Client Relationship Management team identifies and proposes a possible Eligible Project. SEK Sustainability Analyst assesses as to whether a project qualifies as an Eligible Project. Final decision will be made by SEK Head of Sustainability. 2. 18

SEK Green Bond Management of Proceeds Framework • Subaccount to absorb the Green Bond Proceeds. Balance will be adjusted on a semi-annual basis. • An amount equal to the subaccount balance will be held in cash, Green Bonds or municipality and/or government risk with a minimum credit rating of AA-. Disbursements Green Bond Proceeds • The subaccount balance will be reviewed by external auditors on a semi-annual basis. Amortizations 19 Subaccount Eligible Projects

SEK Green Bond Framework Reporting • CO2 emission reductions will be measured on a project basis in proportion to the part financed by SEK. • The methodology to measure these reductions follows the methodology set out in “International Financial Institution Framework for Harmonised Approach to Greenhouse Gas Accounting” November 2012. • SEK Sustainability department will estimate the reasonableness of reported reductions. • Reporting based on “Nordic Public Sector Issuers: Position Paper on Green Bonds Impact Reporting”, published in October 2017. • Impact reporting on Eligible Projects and links to relevant documents will be disclosed at http://www.sek.se/en/investor-relations/green-bonds • Newsletter is published annually to inform of Eligible Projects, CO2 emission reductions and a summary of SEK Green Bond development. 20

SEK Green Lending Eligible Projects • Facility amount approximately USD 1.1 billion as of 2017-12-31. • Total annual CO2 reduction on facility amount > 4,630,000 tons. Eligible Projects, per category as of 2017-12-31 Renewable energy Sustainable construction Sustainable transport Energy efficiency 21

Disclaimer Cautionary statement regarding this presentation This document does not constitute or form part of and should not be construed as, an offer to sell or issue or the solicitation of an offer to buy or acquire securities of SEK (Swedish Export Credit) (the “Company”) in any jurisdiction or an inducement to enter into investment activity. No part of this document, nor the fact of its distribution, should form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever. No representation, warranty or undertaking, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or the opinions contained herein. None of the Company or any of its affiliates, advisors or representatives shall have any liability whatsoever (in negligence or otherwise) for any loss howsoever arising from any use of this document or its contents or otherwise arising in connection with the document. This document is not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction. Neither this presentation nor any copy hereof may be sent, or taken or distributed in Australia, Canada, or the Russian Federation. This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). Any person who is not a relevant person should not act or rely on this document or any of its contents. Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and the Company might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" and “Forward-Looking Statements” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable law. 22